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                              November 8, 2023

       Diego Rivas
       Chief Financial Officer
       Grupo Financiero Galicia SA
       Tte. Gral. Juan D. Peron 430, 25th Floor
       C1038 AAJ - Buenos Aires, Argentina

                                                        Re: Grupo Financiero
Galicia SA
                                                            Form 20-F Filed
April 24, 2023
                                                            Response Dated
November 1, 2023
                                                            File No. 000-30852

       Dear Diego Rivas:

              We have reviewed your November 1, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20,
       2023 letter.

       Form 20-F filed April 24, 2023

       B.4 Selected Statistical Information
       viii) Loss Experience, page 72

   1. Please refer to prior comment 1. Please tell us why you restated the opening balance of the loan loss allowance
considering your statement that the loss allowance is a monetary item and your disclosure on
page F-12, which is consistent with IAS 29.12, that monetary items are not restated. Also,
tell us how you measured the restatement adjustment.
   2.                                                   Please refer to prior
comment 1. In your response you state that the    inflation effect    also
                                                        represents movements
for the period. Please tell us in more detail what    movements for
                                                        the period
represent, why they are presented as    inflation effect   , how the items are
                                                        measured and the
specific guidance in IFRS that supports the recognition.
 Diego Rivas
Grupo Financiero Galicia SA
November 8, 2023
Page 2
Note 23 - Deposits, page F-51

3. Please refer to prior comment 3. Please provide us a draft of your proposed disclosure in future filings that includes the amount of uninsured deposits as of December 31, 2022 and
      December 31, 2021.
       Please contact Shannon Davis at 202-551-6687 or Michael Volley at 202-551-3437 if you
have any questions.



                                                          Sincerely,
FirstName LastNameDiego Rivas
                                                          Division of
Corporation Finance
Comapany NameGrupo Financiero Galicia SA
                                                          Office of Finance
November 8, 2023 Page 2
cc:       Enrique Pedemonte
FirstName LastName